TERM SHEET

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-138662

Issuer Free Writing Prospectus, dated November 1, 2007

This Free Writing Prospectus relates only to the mandatory convertible preference shares of Bunge Limited and should only be read together with the Preliminary Prospectus Supplement dated November 1, 2007 relating to the mandatory convertible preference shares.

BUNGE LIMITED

750,000 Shares

5.125% Cumulative Mandatory Convertible Preference Shares

(liquidation preference $1,000 per share)

Defined terms used herein, but not otherwise defined, shall have the meanings assigned to them in the Preliminary Prospectus Supplement dated November 1, 2007. See the “Description of Mandatory Convertible Preference Shares” in the Preliminary Prospectus Supplement relating to this offering of mandatory convertible preference shares.

Securities:	5.125% cumulative mandatory convertible preference shares

Aggregate amount offered:	$750,000,000

Shares issued:	750,000 shares

Liquidation preference per share:	$1,000

Overallotment option:	112,500 shares

Price to public:	99% of liquidation preference

Annual dividend rate:	5.125% per share on the liquidation preference of $1,000 per share ($51.25 per annum)

First dividend date:	March 1, 2008

Expected amount of first dividend payment per mandatory convertible preference share:	$16.23

Dividend cap:	$34.37 (representing one-third of the reference price (subject to adjustments))

Mandatory conversion date:	December 1, 2010

Threshold appreciation price:	$121.67 (represents an approximately 18% appreciation over the reference price)

Reference price:	$103.11

Conversion rate:	If the applicable market value (as defined in the Preliminary Prospectus Supplement) of Bunge

Limited’s (the “Company”) common shares is greater than the threshold appreciation price, then the conversion rate will be 8.2190 common shares per mandatory convertible preference share (the “minimum conversion rate”), which is equal to $1,000 divided by the threshold appreciation price.

If the applicable market value of the Company’s common shares is less than or equal to the threshold appreciation price, but equal to or greater than the reference price, then the conversion rate will be equal to $1,000 divided by the applicable market value of the Company’s common shares, which will be between 8.2190 shares and 9.6984 shares.

If the applicable market value of the Company’s common shares is less than the reference price, then the conversion rate will be 9.6984 common shares per mandatory convertible preference share (the ‘‘maximum conversion rate’’), which is equal to $1,000 divided by the reference price.

Hypothetical Conversion Values:

For illustrative purposes only, the following table shows the number of common shares that a holder of our mandatory convertible preference shares would receive upon conversion of each mandatory convertible preference share at various applicable market values for our common shares. The table assumes that there will be no conversion rate adjustments as described under ‘‘—Anti-Dilution Adjustments.’’ The actual applicable market value of our common shares may differ from those set forth in the table below. Given a reference price of $103.11 and a threshold appreciation price of $121.67, a holder of the Company’s mandatory convertible preference shares would receive on the mandatory conversion date the number of the Company’s common shares per each mandatory convertible preference share set forth below:

Applicable Market Value of the Company’s Common Shares	Number of the Company’s Common Shares to be Received upon Conversion	Conversion Value (Applicable Market Value Multiplied by the Number of the Company’s Common Shares to be Received upon Conversion)
$100.00	9.6984	$969.84
$103.11	9.6984	$1,000.00
$112.39	8.8976	$1,000.00
$121.67	8.2190	$1,000.01
$125.00	8.2190	$1,027.38

Conversion at option of the holder:	Other than during the fundamental change conversion period, holders of the mandatory convertible preference shares will have the right to convert the mandatory convertible preference shares, in whole or in part, at any time prior to the mandatory conversion date, into the Company’s common shares at the minimum conversion rate of 8.2190 common shares per mandatory convertible preference share, subject to anti-dilution adjustments, plus all accumulated and unpaid dividends as described in the Preliminary Prospectus Supplement.

Fundamental change conversion rate:

The following table sets forth the fundamental change conversion rate per mandatory convertible preference share for each common share price (as defined in the Preliminary Prospectus Supplement) and effective date set forth below:

Effective	Common Share Price on Effective Date
Date	$ 40.00	$ 60.00	$ 80.00	$ 100.00	$ 103.11	$ 120.00	$ 121.67	$ 140.00	$ 160.00	$ 180.00	$ 200.00	$ 250.00	$ 300.00	$ 350.00	$ 400.00
11/07/07	9.0654	8.8620	8.5662	8.3476	8.3224	8.2214	8.2142	8.1593	8.1339	8.1272	8.1292	8.1443	8.1582	8.1682	8.1753
12/01/08	9.3343	9.1958	8.8555	8.5422	8.5033	8.3411	8.3291	8.2357	8.1883	8.1706	8.1665	8.1729	8.1809	8.1868	8.1909
12/01/09	9.5337	9.5200	9.2399	8.8063	8.7434	8.4693	8.4488	8.2931	8.2223	8.1994	8.1941	8.1967	8.2003	8.2030	8.2050
12/01/10	9.6984	9.6984	9.6984	9.6984	9.6984	8.3333	8.2190	8.2190	8.2190	8.2190	8.2190	8.2190	8.2190	8.2190	8.2190

if the common share price is between two common share price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower common share price amounts and the two dates, as applicable, based on a 365-day year;

if the common share price is in excess of $400 (subject to adjustment), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment. If the common share price is less than $40 (subject to adjustment), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Fundamental change dividend make-whole payment:

For any mandatory convertible preference shares that are converted during the fundamental change conversion period, in addition to the common shares issued upon conversion, the Company must, in its sole discretion, either (a) pay you an amount in cash equal to the sum of (i) all accumulated and unpaid dividends on your mandatory convertible preference shares to, but excluding, the date the holder receives the fundamental change dividend make-whole amount and (ii) the present value of all dividend payments on the Company’s mandatory convertible preference shares held by you for all remaining dividend periods to but excluding the mandatory conversion date (excluding any unpaid dividends accrued during the portion of the then-current dividend period through, but excluding, the date the holder receives the fundamental change dividend make-whole amount), in each case, to the extent the Company is legally permitted to do so (the ‘‘fundamental change dividend make-whole amount’’), or (b) increase the number of the Company’s common shares to be issued on conversion by a number equal to (x) the sum of all accumulated and unpaid dividends and the fundamental change dividend make-whole amount divided by (y) 97% of the common share price; provided that, in no event shall we increase the number of the Company’s common shares to be issued in excess of the dividend cap. The present value of the remaining dividend payments will be computed using a discount rate equal to 6.50%.

Net proceeds of the mandatory convertible preference shares offering after underwriter’s discount (assuming full exercise of the underwriters’ overallotment option):	Approximately $845,250,000

Use of proceeds:

The Company intends to use approximately $520 million a portion of the net proceeds from this offering to reduce indebtedness under its short- and long-term revolving credit facilities and the remaining net proceeds will be used to reduce indebtedness under its commercial paper program and for general corporate purposes, which may include the repayment of other indebtedness.

Underwriter’s discount:	2.00%

Trade date:	November 2, 2007

Settlement date:	November 7, 2007

CUSIP:	G16962113

Listing:	The mandatory convertible preference shares will not be listed on any securities exchange or included in any automated quotation system.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Citigroup Global Markets Inc. will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by calling (718) 765-6732.